# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Planet Labs PBC, CIK 0001836833
CUSIP: 72703X106
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 645 Harrison Street, Floor 4, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-020095
Filed by CIK 0001451794

## Reporting persons
- Draper Fisher Jurvetson Fund X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,163,143; sole dispositive power 0; shared dispositive power 15,163,143; aggregate amount beneficially owned 15,163,143 (5.4% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.
  
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Draper Fisher Jurvetson Fund X Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,163,143; sole dispositive power 0; shared dispositive power 15,163,143; aggregate amount beneficially owned 15,163,143 (5.4% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. All of these shares are held directly by Draper Fisher Jurvetson Fund X, L.P. (Fund X). Draper Fisher Jurvetson Fund X Partners, L.P. is the GP of Fund X.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- DFJ Fund X, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,163,143; sole dispositive power 0; shared dispositive power 15,163,143; aggregate amount beneficially owned 15,163,143 (5.4% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. All of these shares are owned directly by Draper Fisher Jurvetson Fund X, L.P. ("Fund X"). DFJ Fund X, Ltd. is the General Partner of Draper Fisher Jurvetson Fund X Partners, L.P., which is the General Partner of Fund X. Messrs. Timothy C. Draper, John H.N. Fisher, Andreas Stavropoulos, Joshua Stein and Donald F. Wood are directors of DFJ Fund X, Ltd.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Draper Fisher Jurvetson Partners X, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 463,302; sole dispositive power 0; shared dispositive power 463,302; aggregate amount beneficially owned 463,302 (0.2% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. Draper Fisher Jurvetson Partners X, LLC. ("Fund X LLC") is a side-by-side fund of Draper Fisher Jurvetson Fund X, L.P. ("Fund X"). The managing members of Fund X LLC are Messrs. Draper and Fisher, who each disclaim beneficial ownership of the shares held by Fund X LLC except to the extent of their pecuniary interest therein.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 71,278 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Draper Associates Riskmasters Fund II, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 940,235; sole dispositive power 0; shared dispositive power 940,235; aggregate amount beneficially owned 940,235 (0.3% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund II, LLC and has sole investment and voting power.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 103,820 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Draper Associates Riskmasters Fund III, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 761,659; sole dispositive power 0; shared dispositive power 761,659; aggregate amount beneficially owned 761,659 (0.3% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. Mr. Timothy C. Draper is the managing member of Draper Associates Riskmasters Fund III, LLC and has sole investment and voting power.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 84,101 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Timothy C. Draper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,701,894; shared voting power 15,626,445; sole dispositive power 1,701,894; shared dispositive power 15,626,445; aggregate amount beneficially owned 17,328,339 (6.2% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 5 and 7. Of these shares, 940,235 shares are held by Draper Associates Riskmasters Fund II, LLC ("DARF II"), and 761,659 shares are held by Draper Associates Riskmasters Fund III, LLC ("DARF III"). Mr. Draper is the Managing Member of DARF II and DARF III and has sole investment and voting power with respect to all such shares.
  Row 6, 8 and 9. Of these shares, 15,163,143 shares are directly held by Draper Fisher Jurvetson Fund X, L.P., and 463,302 shares are directly held by Draper Fisher Jurvetson Partners X, LLC.
  Row 5, 6, 7, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,592,041 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- John H. N. Fisher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,626,445; sole dispositive power 0; shared dispositive power 15,626,445; aggregate amount beneficially owned 15,626,445 (5.6% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. Of these shares, 15,163,143 are held by Draper Fisher Jurvetson Fund X, L.P., and 463,302 shares are held by Draper Fisher Jurvetson Partners X, LLC.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,404,120 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Andreas Stavropoulos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,163,143; sole dispositive power 0; shared dispositive power 15,163,143; aggregate amount beneficially owned 15,163,143 (5.4% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. All of these shares are held by Draper Fisher Jurvetson Fund X, L.P.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Joshua Stein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,163,143; sole dispositive power 0; shared dispositive power 15,163,143; aggregate amount beneficially owned 15,163,143 (5.4% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. All of these shares are held by Draper Fisher Jurvetson Fund X, L.P.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.
- Donald F. Wood: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,163,143; sole dispositive power 0; shared dispositive power 15,163,143; aggregate amount beneficially owned 15,163,143 (5.4% of the class)
  Comment: Row 2. Reporting Person expressly disclaims status as a group for purposes of the 13G.
  Row 6, 8 and 9. All of these shares are held by Draper Fisher Jurvetson Fund X, L.P.
  Row 6, 8 and 9. Represents shares of Class A Common Stock of the Issuer beneficially owned on March 31, 2025. Does not include up to 2,332,842 additional shares of the Issuer Class A common stock which may be issued as additional contingent consideration (as part of a prior business combination involving the Issuer) in four substantially equal installments if the closing price of the Issuer's Class A Common Stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or if the Issuer consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
  
  Row 11. This percentage set forth on the cover sheet is calculated based upon 281,093,438 shares of Class A common stock reported outstanding by the Issuer at March 21, 2025.

## Item 1. Issuer
Name of issuer: Planet Labs PBC
Address of issuer's principal executive offices: 645 Harrison Street, Floor 4, San Francisco, CA 94107

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of:
(i) Draper Fisher Jurvetson Fund X, L.P., a Cayman Island exempted limited partnership ("Fund X").

(ii) Draper Fisher Jurvetson Fund X Partners, L.P., a Cayman Islands exempted limited partnership ("Fund X Partners") is the general partner of Fund X.

(iii) DFJ Fund X, Ltd., a Cayman Islands exempted limited liability company ("Fund X Ltd.") is the general partner to Fund X Partners. Messrs. Timothy C. Draper, John H.N. Fisher, Andreas Stavropoulos, Joshua Stein and Donald F. Wood are directors. Messrs. Draper, Fisher, Stavropoulos, Stein and Wood exercise shared voting and investment power over the shares held by Fund X. Messrs. Draper, Fisher, Stavropoulos, Stein and Wood disclaim beneficial ownership of the shares held by Fund X except to the extent of any pecuniary interest therein.

(iv) Draper Fisher Jurvetson Partners X, LLC, a California limited liability company ("Partners X") is a side-by-side fund of Fund X. The managing members of Partners X are Messrs. Draper and Fisher. Decisions with respect to Partners X securities are made automatically in conjunction with decisions by Fund X. Messrs. Draper and Fisher disclaim beneficial ownership of the shares held by Partners X except to the extent of their pecuniary interest therein.

(v) Draper Associates Riskmasters Fund II, LLC, a California limited liability company ("DARFII"). Mr. Draper is the managing member of DARFII and he disclaims beneficial ownership of the shares held by DARFII except to the extent of his pecuniary interest therein.

(vi) Draper Associates Riskmasters Fund III, LLC, a California limited liability company ("DARFIII"). Mr. Draper is the managing member of DARFIII and he disclaims beneficial ownership of the shares held by DARFIII except to the extent of his pecuniary interest therein.

(vii) Timothy C. Draper, a United States citizen, is a managing director of Fund X, a managing member of Partners X and director of Fund X Ltd. Mr. Draper is also the Managing Member of DARFII and DARFIII.

(viii) John H. N. Fisher, a United States citizen, is a managing director of Fund X, a managing member of Partners X and a director of Fund X Ltd.

(ix) Andreas Stavropoulos, a United States citizen, is a director of Fund X Ltd.

(x) Joshua Stein, a United States citizen, is a director of Fund X Ltd.

(xi) Donald F. Wood, a United States citizen, is a director of Fund X Ltd.
Address of principal business office or, if none, residence: 1 North B Street, Suite 2500, San Mateo, CA 94401
Citizenship: See 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth on all of the cover sheets hereto with respect to each of the Reporting Persons on this Schedule 13G is incorporated herein by reference. The percentages set forth on the cover sheets and below are calculated based on 281,093,438 shares of Class A common stock outstanding at March 21, 2025. The information set forth in this Schedule 13G does not reflect an additional 27,000,000 shares of Class A Common Stock which may be issued by the Issuer in the aggregate as contingent consideration in certain circumstances.
Draper Fisher Jurvetson Fund X, L.P.
A. Amount Beneficially owned: 15,163,143
B. Percent of Class: 5.4%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 15,163,143
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 15,163,143

Draper Fisher Jurvetson Fund X Partners, L.P.
A. Amount Beneficially owned: 15,163,143
B. Percent of Class: 5.4%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 15,163,143
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 15,163,143

DFJ Fund X, Ltd.
A. Amount Beneficially owned: 15,163,143
B. Percent of Class: 5.4%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 15,163,143
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 15,163,143

Draper Fisher Jurvetson Partners X, LLC
A. Amount Beneficially owned: 463,302
B. Percent of Class: 0.2%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 463,302
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 463,302

Draper Associates Riskmasters Fund II, LLC
A. Amount Beneficially owned: 940,235
B. Percent of Class: 0.3%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 940,235
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 940,235

Draper Associates Riskmasters Fund III, LLC
A. Amount Beneficially owned: 761,659
B. Percent of Class: 0.3%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 761,659
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 761,659

Timothy C. Draper
A. Amount Beneficially owned: 17,328,339
B. Percent of Class: 6.2%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 1,701,894
2. shared power to vote or to direct the vote: 15,626,445
3. sole power to dispose or to direct the disposition of: 1,701,894
4. shared power to dispose or to direct the disposition of: 15,626,445

John H. N. Fisher
A. Amount Beneficially owned: 15,626,445
B. Percent of Class: 5.6%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 15,626,445
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 15,626,445

Andreas Stavropoulos
A. Amount Beneficially owned: 15,163,143
B. Percent of Class: 5.4%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 15,163,143
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 15,163,143

Joshua Stein
A. Amount Beneficially owned: 15,163,143
B. Percent of Class: 5.4%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 15,163,143
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 15,163,143

Donald F. Wood
A. Amount Beneficially owned: 15,163,143
B. Percent of Class: 5.4%
C. Number of shares owned to which such person has:
1. sole power to vote or to direct the vote: 0
2. shared power to vote or to direct the vote: 15,163,143
3. sole power to dispose or to direct the disposition of: 0
4. shared power to dispose or to direct the disposition of: 15,163,143
Percent of class: See 4(a)
Sole power to vote or to direct the vote: See 4(a)
Shared power to vote or to direct the vote: See 4(a)
Sole power to dispose or to direct the disposition: See 4(a)
Shared power to dispose or to direct the disposition: See 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Draper Fisher Jurvetson Fund X, L.P.: /s/ John H.N. Fisher, By Draper Fisher Jurvetson Fund X Partners, L.P. (GP) by DFJ Fund X, Ltd., its GP, by John H. N. Fisher /Director (04/17/2025)
- Draper Fisher Jurvetson Fund X Partners, L.P.: /s/ John H.N. Fisher, By DFJ Fund X, Ltd., its general partner, by John H. N. Fisher / Title: Director (04/17/2025)
- DFJ Fund X, Ltd.: /s/ John H.N. Fisher, John H. N. Fisher / Title: Director (04/17/2025)
- Draper Fisher Jurvetson Partners X, LLC: /s/ John H.N. Fisher, John H. N. Fisher / Title: Managing Member (04/17/2025)
- Draper Associates Riskmasters Fund II, LLC: /s/ Timothy C. Draper, Timothy C. Draper / Title: Managing Member (04/17/2025)
- Draper Associates Riskmasters Fund III, LLC: /s/ Timothy C. Draper, Timothy C. Draper / Title: Managing Member (04/17/2025)
- Timothy C. Draper: /s/ Timothy C. Draper, Timothy C. Draper (04/17/2025)
- John H. N. Fisher: /s/ John H.N. Fisher, John H. N. Fisher (04/17/2025)
- Andreas Stavropoulos: /s/ Andreas Stavropoulos, Andreas Stavropoulos (04/17/2025)
- Joshua Stein: /s/ Joshua Stein, Joshua Stein (04/17/2025)
- Donald F. Wood: /s/ Donald F. Wood, Donald F. Wood (04/17/2025)